U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                Table Trac, Inc.
                 (Name of Small Business Issuer in its charter)



           Nevada                                     88-0336568
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)


4200 Kemrich
Minnetonka, Minnesota                                            55345
(Address of principal executive office)                          (Zip Code)

Issuer's telephone number (612) 939-9679


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL:

         Table Trac, Inc. (the "Company") is a Nevada Corporation, formed on June 27, 1995, with principal offices in Minnetonka, Minnesota, at 4200 Kemrich. The Company has developed and is commencing the commercialization of a proprietary information and management system (Table Trac(TM)) that automates and monitors the operations of casino table games. The general intent of Table Trac is a system to acquire, evaluate, and provide immediate access to a new level of detailed information which has never been available to managers before now.

         Until 1988 there were only two states that allowed legalized gambling. In 1998 casino gambling is allowed in over 20 states, and large public corporations manage most of the industry. Legalized gambling in the United States has taken over as the top revenue earner for all forms of entertainment.

         Most departments in the casino industry are already computerized. The missing link is the table games. Casinos are still using methods for the confirmation of table game activity that were used over 50 years ago, methods which only loosely tie manager's estimates to the actual table cash count. This method can not assure that every drop box dollar is actually counted, or makes it to the casino's bank account. In today's business world, from the largest corporation to the local convenience store, all cash transactions are recorded and verified to the cash count. The Table Trac system brings the casino industry up to today's computer technology.

         The great majority of table games managers were trained in Atlantic City and Nevada, using "up through the ranks" and "on the job" training methods. With more casinos opening every week, the need for quality managers and executives are at an all time high, and, as a result, those managers have been spread thinly across the nation. The technology of Table Trac helps fill this void by automating the business side of table games management.

         Table Trac was created to provide casino management personnel with ongoing, comprehensive information about the details of table game activity. This information, presented in real time mode, links all aspects of actual table play to responsible parties in the areas of pit operations, accounting, security and casino management.

         The information Table Trac provides complements existing accounting reports and easily integrates with other casino data processing functions. Furthermore, Table Trac can be custom-configured to accommodate a casino's particular policies pertaining to access, either by user or department.

         Table Trac is Unix-based and compatible with most hardware platforms. Most important, it is reliable, secure, and user-friendly.

         The heart of the system is the patented (U.S. patent # 5,957,776) table top hardware design which gathers table drop, inventories, dealer, floor manager, player, security and drop box information using a dealer-activated keypad, and on-table magnetic card reader. The dealer depresses various keys that each correspond with the various denominations of bills being dropped into the Drop box, and swipes his or others magnetic cards (just like your credit cards) to send that information to the central computer. The use and operation of Table Trac does not alter either the pace or routine of the game, which is important to both management and customers.

         Many casinos currently try to monitor these numbers using manager's estimates with varying degrees of accuracy. The Table Trac system provides upper management, for the first time, with those real time win/loss and drop figures, and a verifiable check and balance for the count room. The system gives upper management access to not only the table numbers by shift, but to data on individual dealers and supervisors, which has game security value.

         On a need-to-know basis, and at the discretion of management, users on the system are able to view computer screens and know all the details of play of
(i) the entire casino table game status; (ii) the activities of a particular pit; (iii) the details about a particular table; and, (iv) activity of a particular dealer or pit boss. Casino defined events can trigger silent surveillance alarms, and camera pan & zoom commands automatically.

TABLE TRAC INSTALLATIONS

         Table Trac's Beta test site was installed in November of 1995, in a 12 table casino in Kenora, Ontario, Canada. This provided the system's first live test, and it ran successfully from the time it was installed.

         The first customer installation was in June of 1996, in a 10 table casino in northern Minnesota. The system has been operational in that casino since the date of installation, and the casino has added all of Table Trac's features and services to their system.

         The second customer installation was purchased by the same operator and installed in its other casino in northern Minnesota in July of 1997. The two installations were linked together in September of 1997. The player tracking portion of the two systems is a first of its kind network, which allows players to use a single club member's card to earn and redeem points at either casino.

         The latest test installation is in the L.C.O. Casino in Hayward, Wisconsin. This test installation was completed on May 26, 1999.

AVAILABILITY OF TABLE TRAC:

         Table Trac is available for an installation and monthly license fee from the Company for casinos with a minimum number of tables. Base License includes full installation, a custom casino system configuration, training, and technical support during the life of the License agreement. Software upgrades will be provided to casinos at the Company's cost of installation. Custom screens and reports will be designed, if requested by the casino, at additional cost.

MANUFACTURING CAPABILITIES

         Table Trac has secured the manufacturing resources of Micro Dynamics, Inc. of Eden Prairie MN. The president of Table Trac has worked with Micro Dynamics on various projects over the last 9 years. Micro Dynamics is a custom 3rd party manufacturer of sophisticated electronics, with both through hole and surface mount automated manufacturing technology capable of producing Table Trac units at the rate of over 500 a day.

TRADEMARKS AND PATENTS

         Table Trac's management has actively pursued trademark and patent protection for the Company and its products. In the course of it existence, Table Trac has spent in excess of $24,000 to secure those protections.

         The Company filed its provisional patent application in August of 1995, and filed its Final Application in August 1996. This application has been approved and was issued on September 28, 1999, as patent number 5,957,776.

         The Company filed to register its Trademark ("TABLE TRAC") in September of 1996. The Mark was Published October 1997. The Mark received one objection by Bally Gaming International in Feb of 1998. That objection was answered in May of 1998, and has now been settled, with no expense to the Company. The Trademark was issued on September 7, 1999, as Trademark number 2,275,137.

RECENT DEVELOPMENTS

         With the system developed, site tested, and commercial viability established, the Company has turned its focus to sales and marketing. Mr. Thomas Kozlowski has agreed to join Table Trac bringing over 20 years experience inside the casino management community, and most importantly, within the table games specialty of that industry. Mr. Kozlowski identified Table Trac as the automation of the methods he personally taught and used himself to implement internal controls and troubleshoot table games departments in his consulting experience.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

         Revenues increased in 1997 from $185 to $109,526. The reason is that there was only interest income in 1996 and there were license fees, sales, consulting fees and reimbursed expenses in 1997.

         Cost of sales increased in 1997 from none in 1996 to $22,262 in 1997. The reason is that there were no sales in 1996.

         Operating expenses increased in 1997 to $246,945 from $131,035 in 1996 as a result of the increased business activity in 1997.

         As a result there was a net loss in 1997 of $159,681, compared to a net loss in 1996 of $130,850. The net loss per share in both years was $.06 due to the increased number of shares in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998.

         Revenues increased in 1998 to $125,001 from $109,526 in 1997. There were increased license fees, no sales, and increased consulting fees in 1998 to account for the difference.

         Costs of sales decreased in 1998 to $1,849 from $22,262 in 1997 as a result of no sales in 1998.

         Operating expenses decreased in 1998, to $153,347 from $246,945. The major changes were no interest expense in 1998 and there were decreased professional fees.

         The result was that there was a net loss of $30,195 in 1998, compared to a net loss of $159,681 in 1997. The net loss per share in 1998 was $.01 compared to a net loss per share of $.06 in 1997.

ELEVEN MONTHS ENDED NOVEMBER 30, 1998 COMPARED TO ELEVEN MONTHS ENDED NOVEMBER 30, 1999.

         Revenues decreased in the eleven months ended November 30, 1999 compared to the same period in 1998 from $115,910 to $57,223. License fees and sales increased in 1999, but not enough to offset the $101,900 in consulting fees in 1998.

         Cost of goods sold was $26,177 in 1999, compared to $1,145 in 1998. Operating expenses increased to $14,721 in 1999 from $128,357 in 1998. The biggest change in 1999 was sales and marketing of $47,182, compared to $200 in 1998.

         The result was that there was a net loss of $109,675 in the first eleven months of 1999 compared to a net loss of $13,592 in the same period of 1998. The net loss per share for the period in 1999 was $.04, compared to a net loss per share of $.01 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

         Table Trac, Inc. has historically had more expenses than income in each year of its operations. The accumulated deficit from inception to December 31, 1998 was $391,668. It has been able to maintain a positive cash position solely through financing activities.

         The Company, however, is not capital intensive. The basic product of the Company is its computer software developed by its President. All manufacturing is done after an order is received by an outside manufacturer, so there is little inventory held by the Company of its product. The installation is done by the President, after an order is received. The office of the Company is in the home of the President, and no rent is charged.

         There are no known trends, events or uncertainties that are likely to have a material impact on the short or long term liquidity. The primary source of liquidity in the future will be increased sales. There are no material commitments for capital expenditures. There are no known trends, events or uncertainties reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from continuing operations. There are no seasonal aspects to the business of Table Trac, Inc.

YEAR 2000 COMPLIANCE

         The computers used by the Company are year 2000 compliant. The software developed by the Company is year 2000 compliant. Based on the assessments to this date management believes that future costs relating to the year 2000 issue will not have a material effect on its financial position, results of operations or cash flows.


ITEM 3. DESCRIPTION OF PROPERTY

         None


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 2,859,862 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of the date of this Offering Circular, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.

                            Shares of                  Percent of Ownership
Name                        Common Stock
--------------------------------------------------------------------------------

Sally Hoehne (1)            1,229,100                          47%

Joseph A. Nielsen             348,501                          13%

Thomas Kozlowski (2)

Directors and Officers      1,637,601                          62%
as a group

(1)      Sally Hoehne is the wife of the President of the Company Chad Hoehne.

(2) Mr. Kozlowski has options to purchase 175,000 shares of the Company at a price of $.30 per share.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the Company, with a brief description are as follows:

Name                      Age        Position
----                      ---        --------

Chad E. Hoehne            36         Chairman, President

Thomas P. Kozlowski       38         Vice President Sales and Marketing

Joseph A. Nielsen         44         Secretary


         Chad E. Hoehne, Mr. Hoehne is the Chairman and President of the Company. He has a BS degree in Business Administration from Mankato State University. Mr. Hoehne was employed by Micro Control Company from 1985 to 1993, he was the founder and President of Live Media Broadcast during 1993, he was the Chief Financial Officer of IDC Holdings, Ltd. in 1994, and began work on the Company in December, 1994.

         Thomas P. Kozlowski, Mr. Kozlowski is Vice President of Sales and Marketing. Mr. Kozolowski held various table games management positions at

Resorts International, Sands, cruise liner "Galileo," and the six ship fleet of High Seas Entertainment in Athens, Greece from 1978 to 1987 when he formed Worldwide Gaming, a consulting firm for several casinos, specializing in marketing and security control. He continued in this position until November, 1998 when he joined Table Trac.

         Joseph A. Nielsen, Mr. Nielsen is the Secretary. Mr. Nielsen was a securities broker for many years. Mr. Nielsen was self employed as a financial consultant in 1993 until he joined with Mr. Hoehne to form the Company in 1994. During 1996-1997 he was also a financial consultant to Equisure, Inc.


ITEM 6. EXECUTIVE COMPENSATION

         Chad Hoehne, the President of the Company received compensation of $36,024 in 1995, $20,000 in 1996, $46,398 in 1997 and $100,792 in 1998. Through
August 31, 1999 he has been paid $33,000.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Chad Hoehne, President of the Company, is the principle of CJSS Investors, LLC. There have been consulting fees generated by Mr. Hoehne that have been billed through CJSS Investors, LLC. Most of the revenue from the consulting has been remitted to the Company from CJSS Investors, LLC. There is no formal agreement between the Company and CJSS Investors, LLC for the President to perform these services, or to remit proceeds to the Company.


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 71 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                   Date           Shares             Cost

Tony Baker                    6/95           92,250             $80.00
Willard Blake                11/95           20,500             $10.00
Steve Briemhurst              6/95           92,250             $80.00
David Colehour                6/95           20,500             $10.00
Dale Dockendorf               6/95           20,500             $10.00
Dick Farley                   6/95           20,500             $10.00
Sally Hoehne                  6/95        1,229,100            $570.00
Duane McFarland               6/95           20,500             $10.00
Dennis Miller                 6/95           51,250           Services
Charles Clayton               5/97           51,250           Services
Lloyd Nelson                  6/95           20,500             $10.00
Joseph Nielsen                6/95          348,501            $100.00
Janice Sparks                 6/95           20,500             $10.00
Jodie  Tuckner                6/95           20,500             $10.00
Dan Kaufman                   5/97           20,000           Services
Katherine Dahlquist           5/97            5,000         $10,000.00
Helen Reierson                5/97           31,250         $35,000.00
Susan Stucke                  5/97           13,750         $25,000.00
Robert Siqveland              5/97           12,500           Services
Joe Cumberland                5/97           15,000         $30,000.00
Harvey Vogel                  5/97           12,500         $25,000.00
Douglas Evans                 5/97           12,500         $25,000.00
Chris Schuneman               5/97            5,000         $10,000.00
Jeffrey Phelan                5/97           12,500           Services
Chad Hoehne                   5/97           12,500           Services
Evelyn Nelson                 6/95           20,500             $10.00
Peter Eckhoff                 5/97              250           Services
Donald McKush                 5/97           12,500           Services
Janell Rucci                  5/97            2,500          $5,000.00
Mark Welsh                    5/97            8,750         $10,000.00
Mitch Miller                  5/97            7,500         $15,500.00
John Priscilla                5/97          124,999         $70,500.00
Virgil Miller                 5/97          124,999         $70,500.00
Michael Costello              1/99           12,000          $6,000.00
Dale Bistodeau                1/99           20,000         $10,000.00
Duane McFarland               1/99           20,000         $10,000.00
Duane Speed                   1/99           24,000         $12,000.00
David Ashfield                1/99           12,000          $6,000.00
Duane McFarland               4/99           20,000         $20,000.00
Michael Nelson                4/99           10,000         $10,000.00
Jerry Elliott                 4/99           20,000         $20,000.00
Michael Reichert              4/99            5,000          $5,000.00

Uniplan/Matrix, Inc.          4/99            2,000          $2,000.00
Ronald Crognale               4/99            5,000          $5,000.00
Judy Nelson                   4/99           10,000         $10,000.00
Dale Bistodeau                4/99           10,000         $10,000.00
Ben Case                      4/99            5,000          $5,000.00
Burdette Bernston             4/99           10,000         $10,000.00
Annemarie Bristow             4/99            2,363          $2,363.00
Eugene Mason                  4/99            2,500          $2,500.00
Randy Boyd                    4/99            1,000          $1,000.00
G. Christian Crosby           4/99            5,000          $5,000.00
Patricia King                 4/99            6,000          $6,000.00
Robin Norton                  5/99            2,000          $2,000.00
Lyle Maschoff                 5/99            4,500          $4,500.00
Craig Geller                  5/99            5,000          $5,000.00
Walter Schoenborn             5/99            2,500          $2,500.00
John Priscilla                5/99           10,450         Settlement
Virgil Miller                 5/99            7,950         Settlement
James Thomas                  6/99           10,000         $10,000.00
Glenn Baillie                 6/99            5,000          $5,000.00
Gene Joseph                   6/99           10,000         $10,000.00
Gordon Hamilton               6/99            5,000          $5,000.00
Fred Blum                     7/99            2,000          $2,000.00
James Orr                     7/99           10,000         $10,000.00
Michael Jordan                7/99            2,500          $2,500.00
Lyle Hicks                    7/99           10,000         $10,000.00
Lyle Maschoff                 7/99            2,000          $2,000.00
Dale Bistodeau                7/99           40,000         $40,000.00
Duane McFarland               7/99           15,000         $15,000.00
Kevin Foster                  7/99            2,000          $2,000.00
Robert Schachtseneider        7/99           10,000         $10,000.00
Thomas Gitis                  7/99            5,000          $5,000.00
David Epstein                 7/99            2,500          $2,500.00
Edward B. Steffner            8/99            5,000          $5,000.00
John Egart                    8/99            5,000          $5,000.00
John Kilby                    8/99            1,500          $1,500.00

         There was no underwriter on the sales of any of the securities, and no commissions were paid, except for sales in 1999. The sales in 1999 were pursuant to a private placement, and a commission of 10% was paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The Company has authorized 5,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                3. Articles of Incorporation and bylaws

               23. Consent of Independent Auditors

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                                  Table Trac, Inc.



                                       /s/
                                       -----------------------------------
                                       Chad E. Hoehne, President, Director


                                       /s/
                                       -----------------------------------
                                       Thomas P. Kozlowski, Vice President


                                       /s/
                                       -----------------------------------
                                       Joseph A. Nielsen, Secretary

                          INDEPENDENT AUDITORS' REPORT



To The Board of Directors and
  Stockholders of Table Trac, Inc.
Minnetonka, Minnesota


We have audited the accompanying balance sheets of Table Trac, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from June 27, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Table Trac, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and from June 27, 1995 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.

As described in Note 2 to the financial statements, the ultimate recoverability of investments in the development stage and patent costs is dependent on future profitable operations, which presently cannot be determined.


/s/ CALLAHAN, JOHNSTON & ASSOCIATES, LLC


CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
April 21, 1999, except for Footnote 9, Part C., as to which the date is December 29, 1999

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS

                                               December 31,
                                       ----------------------------    November 30,    November 30,
                                           1997            1998            1998            1999
                                       ------------    ------------    ------------    ------------
                                                                       (Unaudited)     (Unaudited)
                     ASSETS
                     ------
Current assets:
    Cash                               $         78    $      9,008    $         67    $     84,905
    Accounts receivable:
      Trade                                   5,672           5,173           3,430           4,131
      Refundable payroll taxes                1,106           1,106           1,106              --
    Prepaid expenses                             --             180              --           3,042
                                       ------------    ------------    ------------    ------------

           Total current assets               6,856          15,467           4,603          92,078
                                       ------------    ------------    ------------    ------------


Furniture and equipment                      22,225          22,731          22,507          22,731
Less accumulated depreciation                 9,165          14,840          14,368          19,728
                                       ------------    ------------    ------------    ------------

           Net fixed assets                  13,060           7,891           8,139           3,003
                                       ------------    ------------    ------------    ------------


Other assets:
    Accounts receivable -
      stockholders                           37,590          25,840          25,640          38,430
    Inventory                                31,760          30,045          32,534          40,827
    Organization costs, net of
      accumulated amortization of
      $735 in 1998 and $530 in 1997             495             290             307             103
    Patent, net of accumulated
      amortization $-0- in 1998
      and 1997                               14,958          21,732          18,312          23,254
                                       ------------    ------------    ------------    ------------

           Total other assets                84,803          77,907          76,793         102,614
                                       ------------    ------------    ------------    ------------

---------------------------------------------------------------------------------------------------

           Total assets                $    104,719    $    101,265    $     89,535    $    197,695
                                       ============    ============    ============    ============

---------------------------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                           these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                                 BALANCE SHEETS

                                                 December 31,
                                         -----------------------------     November 30,     November 30,
                                             1997             1998             1998             1999
                                         ------------     ------------     ------------     ------------
                                                                           (Unaudited)      (Unaudited)
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
    ----------------------------------------------
Current liabilities:
    Accounts payable                     $      1,356     $      2,766     $        696     $        581
    Accrued payroll and related                   932            2,263               --               --
    Notes payable - stockholders               50,000           50,000           50,000           50,000
    Debentures payable - stockholders          75,000           72,500           72,500           72,500
    Bridge financing                               --            6,000               --               --
                                         ------------     ------------     ------------     ------------

           Total current liabilities          124,788          133,529          123,196          123,081
                                         ------------     ------------     ------------     ------------



Stockholders' equity (deficit):
    Common stock, no par value;
      authorized 5,000,000 shares,
      issued: 2,859,862 in 1999
      (unaudited), 2,580,999
      in 1998 and 2,562,999
      in 1997                                 341,404          359,404          341,404          575,957
    Deficit accumulated during
      the development stage                  (361,473)        (391,668)        (375,065)        (501,343)
                                         ------------     ------------     ------------     ------------

           Total stockholders'
             equity (deficit)                 (20,069)         (32,264)         (33,661)          74,614
                                         ------------     ------------     ------------     ------------



--------------------------------------------------------------------------------------------------------

           Total liabilities and
             stockholders' equity
             (deficit)                   $    104,719     $    101,265     $     89,535     $    197,695
                                         ============     ============     ============     ============

--------------------------------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                                                     Inception          Eleven           Eleven
                                                                     (June 27,          Month            Month
                                                    Years Ended        1995)            Period           Period
                                           December 31,                  To             Ended            Ended
                                  -----------------------------     December 31,       Nov. 30,         Nov. 30,
                                      1997             1998             1998             1998             1999
                                  ------------     ------------     ------------     ------------     ------------
                                                                                     (Unaudited)      (Unaudited)
Revenues:
    License fees                  $      7,000     $     15,351     $     72,351     $     13,658     $     20,184
    Sales                               53,187               --           53,187               --           35,777
    Consulting fees                     44,225          109,388          153,613          101,990               --
    Reimbursed expenses                  5,114              262            5,376              262              182
    Interest income                         --               --              948               --            1,080
                                  ------------     ------------     ------------     ------------     ------------

                Total revenues         109,526          125,001          285,475          115,910           57,223

    Cost of goods sold                  22,262            1,849           24,111            1,145           26,177
                                  ------------     ------------     ------------     ------------     ------------

                Gross profit            87,264          123,152          261,364          114,765           31,046
                                  ------------     ------------     ------------     ------------     ------------

    Expense:
      Amortization                         205              205              735              188              945
      Automobile                         3,180            1,829           10,570            1,523            2,929
      Commissions                        2,528            1,560            4,088            1,400            1,480
      Computer                             724              859            3,715              809            1,802
      Depreciation                       5,572            5,674           14,840            5,202            4,888
      Insurance                            718              730            1,884              669               --
      Interest                          53,115               --           83,115               --              100
      Office                               969            2,380            8,905            2,182            2,586
      Payroll and related              102,145          107,889          266,138           95,335           35,919
      Postage and delivery                 267              338            1,772              335            1,039
      Professional fees                 61,300           17,965          187,196            9,575           25,590
      Research and development           2,617               54           10,623               54            1,475
      Sales and marketing                   --              200            1,568              200           47,182
      Telephone                          8,397            8,086           26,216            6,934           12,826
      Travel and entertainment           5,208            5,578           31,667            3,951            1,960
                                  ------------     ------------     ------------     ------------     ------------

                Total expense          246,945          153,347          653,032          128,357          140,721
                                  ------------     ------------     ------------     ------------     ------------

Net income (loss)                 $   (159,681)    $    (30,195)    $   (391,668)    $    (13,592)    $   (109,675)
                                  ============     ============     ============     ============     ============

Basic earnings (loss)
    per share                     $       (.06)    $       (.01)    $       (.01)    $       (.01)    $       (.04)
                                  ============     ============     ============     ============     ============

Weighted average number of
    shares outstanding               2,520,382        2,563,689        2,363,084        2,562,999        2,736,434
                                  ============     ============     ============     ============     ============


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                     Common Stock                                Deficit
                                              --------------------------                         During
                                               Number of                    Subscriptions      Development
                                                Shares          Amount        Receivable          Stage           Total
                                              ----------      ----------    -------------      -----------      ----------
Founders stock                                 1,660,500      $    1,070      $     (170)      $       --       $      900
Shares issued for technology rights               82,000              40              --               --               40
Shares issued to debenture holders               205,000             100              --               --              100
Stock issued for legal services and
    organization costs                           102,500           2,050              --               --            2,050
1995 net loss                                         --              --              --          (70,942)         (70,942)
                                              ----------      ----------      ----------       ----------       ----------

Balance at December 31, 1995                   2,050,000           3,260            (170)         (70,942)         (67,852)
Collection of subscription receivable                 --              --             170               --              170
Shares issued to promissory
    note holders                                   2,500           5,000              --               --            5,000
Proceeds from stock sales in 1996                353,999         146,894              --               --          146,894
1996 net loss                                         --              --              --         (130,850)        (130,850)
                                              ----------      ----------      ----------       ----------       ----------
                                               2,406,499         155,154              --         (201,792)         (46,638)
Proceeds from stock sales in
    January 1997 and February 1997                40,000          80,000              --               --           80,000
Shares issued for services in May 1997            91,500          56,250              --               --           56,250
Shares issued in lieu of interest on
    notes payable - stockholders in
    May 1997                                      25,000          50,000              --               --           50,000
1997 net loss                                         --              --              --         (159,681)        (159,681)
                                              ----------      ----------      ----------       ----------       ----------

Balance at December 31, 1997                   2,562,999         341,404              --         (361,473)         (20,069)

Shares issued part of bridge
    financing in December 1998                    18,000          18,000              --               --           18,000
1998 net loss                                         --              --              --          (30,195)         (30,195)
                                              ----------      ----------      ----------       ----------       ----------

Balance at December 31, 1998                   2,580,999         359,404              --         (391,668)         (32,264)

Shares issued in 1999 under bridge
    financing in January 1999(unaudited)           6,000           6,000              --               --            6,000
Shares issued in 1999 under Circular
    504 offering, net of offering
    expenses of $62,310 (unaudited)              272,863         210,553              --               --          210,553
Net loss January 1, 1999 to November 30,
    1999 (unaudited)                                  --              --              --         (109,675)        (109,675)
                                              ----------      ----------      ----------       ----------       ----------

Balance at November 30, 1999 (unaudited)       2,859,862      $  575,957      $       --       $ (501,343)      $   74,614
                                              ==========      ==========      ==========       ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

                                                                                  Inception        Eleven         Eleven
                                                                                  (June 27,        Month          Month
                                                           Years Ended               1995)         Period         Period
                                                           December 31,               To           Ended          Ended
                                                    -------------------------    December 31,     Nov. 30,       Nov. 30,
                                                       1997           1998           1998           1998           1999
                                                    ----------     ----------    ------------    ----------     ----------
                                                                                                 (Unaudited)    (Unaudited)
Cash flows from operating activities:
    Net loss                                        $ (159,681)    $  (30,195)    $ (391,668)    $  (13,592)    $ (109,675)
    Adjustments to reconcile net loss to
      cash flows from operating activities:
        Depreciation                                     5,572          5,674         14,840          5,202          4,888
        Amortization                                       205            205            735            188            945
        Stock issued for services                       56,250             --         57,275             --             --
        Stock issued for interest                       50,000             --         55,000             --             --
        Accounts receivable                            (12,968)        12,249        (32,119)        14,192        (10,442)
        Prepaid insurance                                   --           (180)          (180)            --         (2,862)
        Inventory                                       17,448          1,715        (30,045)          (774)       (10,782)
        Checks written in excess of cash in bank        (6,250)            --             --             --             --
        Accounts payable                               (13,720)         1,410          2,766           (659)        (2,185)
        Accrued payroll and related                        774          1,333          2,263           (932)        (2,263)
                                                    ----------     ----------     ----------     ----------     ----------
Net cash flows from operating activities               (62,370)        (7,789)      (321,133)         3,625       (132,376)
                                                    ----------     ----------     ----------     ----------     ----------

Cash flows from investing activities:
    Purchases of furniture and equipment               (10,926)          (507)       (22,691)          (282)            --
    Incurrence of patent costs                          (4,193)        (6,774)       (21,732)        (3,354)        (2,280)
                                                    ----------     ----------     ----------     ----------     ----------
Net cash flows from investing activities               (15,119)        (7,281)       (44,423)        (3,636)        (2,280)
                                                    ----------     ----------     ----------     ----------     ----------

Cash flows from financing activities:
    Proceeds from common stock                          80,000         18,000        246,064             --        216,553
    Proceeds from notes payable - stockholders              --             --         50,000             --             --
    Proceeds from debentures
      payable - stockholders                                --             --        100,000             --             --
    Repayments on debentures
      payable stockholders                              (2,500)            --        (27,500)            --             --
    Bridge financing, net                                   --          6,000          6,000             --         (6,000)
    Proceeds on note payable - bank                     10,000             --         10,000             --             --
    Repayment of note payable - bank                   (10,000)            --        (10,000)            --             --
                                                    ----------     ----------     ----------     ----------     ----------
Net cash flows from financing activities                77,500         24,000        374,564             --        210,553
                                                    ----------     ----------     ----------     ----------     ----------

Increase (decrease) in cash                                 11          8,930          9,008            (11)        75,897

Cash - beginning of period                                  67             78             --             78          9,008
                                                    ----------     ----------     ----------     ----------     ----------

Cash - end of period                                $       78     $    9,008     $    9,008     $       67     $   84,905
                                                    ==========     ==========     ==========     ==========     ==========


                 The accompanying notes are an integral part of
                          these financial statements.

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.      Summary of Significant Accounting Policies and
        Other Information

        Company

        Table Trac, Inc. was formed under the laws of the State of Nevada in June 1995. The Corporation has its offices in Minnetonka, Minnesota. The Company has developed and is beginning the commercialization of an information and management system that automates various aspects of the operations of casino table games, Table Trac(TM).

        Table Trac is available for an installation and monthly license fee from the Company for casinos with a minimum number of tables. Base license includes all installation, a custom casino system configuration, training, and technical support during the life of the License agreement. Custom screens and reports will be designed, if requested by the casino, at additional cost.

        Revenue Recognition

        Revenues are recorded at the time of shipment of products or performance of services. Monthly license fees are recorded over the lives of the respective contracts or as earned.

        Furniture and Equipment

        Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of two to five years. Expenditures for maintenance and repairs are charged to operations when incurred. Deduction is made for retirements resulting from renewals or betterments.

        Depreciation expense was $4,888 in 1999 (unaudited), $5,674 in 1998, $5,572 in 1997, $2,872 in 1996 and $14,840 from inception to December 31, 1998.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Intangible Assets

         Organization costs are carried at cost and are being amortized over sixty months using the straight-line method.

         Patents are carried at cost and will be amortized over seventeen years using the straight-line method commencing in July 1999.

         In accordance with Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVES ASSETS AND FOR LONG-LIVES ASSETS TO BE DISPOSED OF, the Company reviews its long-lives assets and intangibles related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lives assets outstanding with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. To date, management has determined that no impairment of long-lived assets exists.

         Stock-Based Consideration

         The Company has applied the fair value-based method of accounting for employee and nonemployee stock-based consideration and/or compensation in accordance with FASB Statement 123.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Income Taxes

         Through December 31, 1998 the Company was treated as a Subchapter S corporation whereby revenues and expenses flowed through to stockholders for inclusion on their individual returns. Accordingly, no income tax provision has been provided in the accompanying financial statements from inception through December 31, 1998.

         The Company terminated its S election in 1999 (unaudited).

         Concentrations, Risks and Uncertainties

           Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Accounts Receivable - Stockholders

           Accounts receivable - stockholders consists of amounts advanced to the Company's President and one former employee of the Company. These amounts are noninterest bearing, unsecured, and due on demand. The Company feels all amounts are collectible. While the ultimate amount collectible may differ, management believes that any collection loss will not have a material impact on the Company's financial position. Due to uncertainties in the collection process, however, it is at least reasonably possible that management's estimate of the collectibility will change during the next year. That amount cannot be estimated.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Concentrations, Risks and Uncertainties (Continued)

           Inventory

           Inventory is recorded at the lower of cost (determined on a first-in, first-out basis) or market. Inventory levels significantly exceed the Company's current requirements. The Company is currently offering shares for sale to raise monies for sales and marketing. The Company believes that these efforts will be successful and that inventory will be realized in the normal course of operations. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

           Customer Concentrations and Receivables

           The Company sells to domestic companies and grants limited uncollateralized credit to customers based on credit worthiness.

           From inception to December 31, 1998, one major customer comprised 100% of the Company's revenues from installation and licensing fees from installations of the Company's Table Trac(TM) system. See Note 9.

           Consulting services performed by the Company's President are performed and billed almost exclusively through CJSS Investors, a related party. CJSS Investors, in turn, remits all or a portion of these revenues to the Company to compensate the Company for services provided by its President. No formal agreement exists requiring CJSS Investors to continue to utilize the Company's President to perform these consulting services or to compensate the Company for services that are provided.


                                  (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Concentrations, Risks and Uncertainties (Continued)

           Contingent Debenture Interest

           As discussed in Note 5, payment of interest on the debentures is contingent on the Company achieving profitable operations. It is reasonably possible the Company will achieve profitable operations and this $72,500 obligation will be incurred.

           Competition

           The Company is unaware of any competitor actively pursuing its target market; however, many of the Company's likely competitors have substantially greater resources and experience than the Company.

           Supplier Concentration

           The Company maintains one relationship for manufacture of Table Trac units. The Company is aware of other local electronic manufacturers offering equivalent manufacturing capability whose services the Company could readily hire if this primary supplier fails.

           Key Personnel

           Marketing efforts, consulting services and technical and administrative efforts of the Company's President have accounted for 100% of the Company's revenues inception to date. No employment agreement exists with the Company's President.


                                  (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Earnings Per Share

         The Company has implemented FASB 128: Earnings Per Share. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by diving net income by the weighted-average number of common shares outstanding for the year. Dilutes EPS reflects the potential dilution from stock options and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the exercise price exceeds the average market price during the period. There were no options outstanding at December 31, 1998, and accordingly, only basic earnings per share is presented in the accompanying financial statements.

                                              Outstanding         Weighted
                                          -------------------      Average
                                           Shares       Days       Shares
                                          ---------     -----    ---------

             6/27/95 to 12/31/98          2,050,000     1,283    2,050,000
             8/4/96 to 12/31/98               2,500       880        1,715
             9/4/96 to 12/31/98             353,999       849      234,252
             1/21/97 to 12/31/98             15,000       710        8,301
             2/17/97 to 12/31/98             12,500       683        6,654
             2/19/97 to 12/31/98             12,500       681        6,635
             5/1/97 to 12/31/98              91,500       610       43,503
             5/4/97 to 12/31/98              25,000       607       11,828
             12/18/98 to 12/31/98            18,000        14          196
                                          ---------              ---------

             Inception to 12/31/98        2,580,999              2,363,084
                                          =========              =========


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


1.       Summary of Significant Accounting Policies and
         Other Information (Continued)

         Earnings Per Share (Continued)

           Weighted-average shares for basic EPS
             At December 31, 1996                             2,166,440
                                                              =========
             At December 31, 1997                             2,520,382
                                                              =========
             At December 31, 1998                             2,563,689
                                                              =========
             At November 30, 1998 (unaudited)                 2,562,999
                                                              =========
             At November 30, 1999 (unaudited)                 2,736,434
                                                              =========

           Advertising Expenses

           Advertising expenses are included in sales and marketing expenses in the accompanying financial statements and are recognized in the period incurred. Advertising expenses totaled $-0- in 1999 (unaudited), $200 in 1998, $-0- in 1997, and $1,568 from inception to December 31, 1998.


2.       Development Stage Company

         From inception to December 31, 1998, the Company is deemed to be in the development stage. To date the Company has devoted the majority of its efforts to: raising capital; research and development and patenting of its Table Trac(TM) system; establishing sources of supply; and developing markets. Planned principal operations have commenced, but there have not been significant revenues from installation and licensing fees from the Table Trac(TM) system to date. The Company sees consulting services as incidental to the Company's primary purposes.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


2.       Development Stage Company (Continued)

         The Company is presently attempting to raise $900,000 through a Circular 504 offering. If successful, the Company will use approximately $810,000 in net proceeds, if all shares are sold, to provide: $400,000 for sales and marketing; and $410,000 in working capital. The Company feels these efforts will allow it to successfully market to and expand its casino customer base. Ultimately the Company feels it will be able to: gain acceptance by the casinos; install and license its Table Trac(TM) system; and achieve profitable operations and thereby realize assets and settle obligations in the normal course of operations. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

         Gross proceeds of $272,863 (unaudited) have been raised under this offering. Offering costs of $62,310 (unaudited) have been incurred with respect to this offering.


3.       Related Party Transactions

         Common Stock Issued for Contributed Assets

         A designate of the Company's founder and President received 1,230,000 shares of common stock upon formation of the Company in exchange for $570 and the President's assignment of the software for the Table Trac system which he had developed to date and all design work and concept development, including all future rights, title and interest to inventions, improvements and application of and to certain Letters of Patent to be obtained. Assets received were valued at their fair value of $30 at the date of assignment.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


3.       Related Party Transactions (Continued)

         Other Rent

         The Company currently receives office space and use of certain furniture from its President and largest stockholder under a month-to-month agreement at no cost. No value has been reflected for this donated rentals in the accompanying financial statements.


4.       Notes Payable - Stockholders

         In September 1996, the Company entered into two $25,000 promissory notes. As an inducement to loan the Company these monies each of the note holders was also granted 1,250, post split, shares of the Company's common stock. In 1997, the Company settled all interest ultimately owing relating to these notes by granting each note holder 12,500, post split, shares of the Company's common stock.

         The notes payable - stockholders are currently noninterest bearing, unsecured, and due on demand.


5.       Debentures Payable - Stockholders

         In 1995, the Company sold $10,000 debentures to ten individuals. Each debenture holder also received the right to subscribe to 20,500, post splits, shares of the Company's common stock for $10. Each of these debenture holders exercised their stock rights and 205,000, post splits, shares were issued under these agreements. These debentures are unsecured and bear simple interest at a rate of 100%, once, for the life of the debentures. Payment of this interest on these debentures is contingent on future earnings. Repayment of these debentures, including interest, was scheduled to occur from June 1996 to May 1997. Scheduled payments were made from June 1996 to September 1996. Subsequent to that date, cash flows have prohibited all but one partial payment in March 1997.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


5.       Debentures Payable - Stockholders (Continued)

         These debentures are currently due and are reflected as current in the accompanying financial statements. If the Company is successful in achieving profitable operations, it will further be obligated to pay the contingent debenture interest.

           Debenture principal due                  $  72,500
           Contingent debenture interest               72,500
                                                    ---------

           Potential obligation                     $ 145,000
                                                    =========

         At December 31, 1998, it is at least reasonably possible the Company will achieve profitable operations and will be required to settle the potential obligation of $145,000.


6.       Bridge Financing

         In December 1998, the Company borrowed $6,000 as bridge financing toward its proposed Circular 504 offering. This amount was unsecured, noninterest bearing, and repaid in 1999 from proceeds from this offering.


7.       Common Stock

         On July 10, 1996, the Company approved a 41-for-1 split of its common stock. On February 5, 1999, the Company approved a 1-for-2 reverse stock split. All references to number of shares, except for shares authorized, have been adjusted to reflect these splits on a retroactive basis.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


8.       Supplemental Cash Flow Information

         Cash paid during the year for:

                                                   November 30,
                                                   ------------
                               1997     1998      1999      1998
                               ----     ----      ----      ----
                                                     (Unaudited)
                                                     -----------

         Interest              $ --     $ --      $100      $ --
                               ====     ====      ====      ====

         Income taxes          $ --     $ --      $ --      $ --
                               ====     ====      ====      ====

         Summary of Non Cash Activity:

         The Company issued 82,000 shares of additional founders' common stock for technology valued at $40.

         The Company issued 102,500 shares of common stock for legal fees and organizational fees valued at $2,050.

         Inception to December 31, 1998, the Company has issued 27,500 shares of common stock in lieu of interest on the notes payable stockholders. Interest expense of $55,000 was recorded relating to these issuances.

         Inception to December 31, 1998, the Company has issued 151,500 shares of common stock in lieu of compensation. Expense of $117,565 was recorded relating to these issuances. Inception to November 30, 1999, the Company has issued 211,500 (unaudited) shares of common stock in lieu of compensation. Expense of $177,565 (unaudited) was recorded relating to these issuances.


9.       Subsequent Events

         A.  Bridge Financing

         In January 1999, the Company issued 6,000 shares of its common stock for $6,000 as bridge financing toward its proposed Circular 504 offering.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


9.       Subsequent Events (Continued)

         B.  Circular 504 Offering

         Effective February 22, 1999, the Company commenced a Circular 504 offering to sell on a "best efforts basis" up to 900,000 shares of the Company's common stock at $1.00 per share. Net proceeds to the Company are approximated at $810,000 and will be used as follows:

             Sales and marketing                   $ 400,000
             Working capital                         410,000
                                                   ---------

                                                   $ 810,000
                                                   =========

         As a part of this offering the Company will grant an option to its underwriter to purchase up to 90,000 shares of common stock exercisable at $1.25 per share on the basis of one warrant for each 10 shares sold.

         Gross proceeds of $272,863 (unaudited) have been raised under this offering. Offering costs of $62,310 (unaudited) have been incurred with respect to this offering.

         C.  Employment Agreement / Exclusive World Wide Marketing Rights

         On February 23, 1999, the Company entered into an employment agreement with its Vice President of Marketing which grants this individual exclusive world wide marketing rights to the Company's products. This agreement will remain in force provided this individual meets performance goals as outlined in the agreement. This agreement was modified by an amendment dated December 29, 1999. The Company granted an option to this employee to purchase 350,000 shares of its common stock at $.15 per share, with exercise rights beginning December 29, 2000 and ending August 30, 2007. Employee shall have the right to exercise the option immediately should the Company enter into a binding letter of intent for the sale of all or substantially all of the Company.


                                   (Continued)

                                TABLE TRAC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (JUNE 27, 1995) TO
                                DECEMBER 31, 1998
                          NOVEMBER 30, 1999 (UNAUDITED)


9.       Subsequent Events (Continued)

         D.  Patent Approval

         In March 1999, the Company received approval for its table game control system patent. Management feels strongly that the extent of the patent will enable the Company to adequately protect its technology. Copies of this patent may be obtained from the U.S. Department of Commerce, Patent and Trademark Office, 2900 Crystal Drive, Arlington, VA 22202, Application Serial Number 08/689, 351.

         E.  Test Installation

         In May 1999, the Company automated the table games and player tracking systems for a Wisconsin casino on a trial basis running through September 1, 1999. Final acceptance of these systems by this casino would significantly expand the Company's customer base and revenues.